UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                        DATA SYSTEMS NETWORK CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   237891-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)




                             Peter W. Rothberg, Esq.
                                Nixon Peabody LLP
                               437 Madison Avenue
                          NEW YORK, NEW YORK 10022-7001
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                February 18, 2000
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13.d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------           ---------------------------------------

CUSIP No.237891-10-6                                           Page 2 of 8 Pages
------------------------------           ---------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       TekInsight.Com, Inc.
       IRS Employer Identification Number 95-4228470
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                         (a)  [  ]
                                                         (b)  [ X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See Instructions)

       00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       State of Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,054,556*
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,054,556*
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                      [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

       CO
--------------------------------------------------------------------------------
*Damon Testaverde and Brian D. Bookmeier, members of the Board of Directors of TekInsight.Com, Inc. ("Tek"), were each named as proxy to vote certain shares of the common stock of Data Systems Network Corporation ("DSNC") with respect to certain matters relating to the merger of DSNC with and into a wholly-owned subsidiary of Tek.
                                      -2-

                                  SCDEULE 13D

------------------------------           ---------------------------------------

CUSIP No. 237891-10-6                                          Page 3 of 8 Pages
------------------------------           ---------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Damon Testaverde
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                         (a)  [  ]
                                                         (b)  [ X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See Instructions)

       00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,054,556*
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,054,556*

--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                      [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------
*Damon Testaverde and Brian D. Bookmeier, members of the Board of Directors of TekInsight.Com, Inc. ("Tek"), were each named as proxy to vote certain shares of the common stock of Data Systems Network Corporation ("DSNC") with respect to certain matters relating to the merger of DSNC with and into a wholly-owned subsidiary of Tek.
                                      -3-

                                  SCHEDULE 13D

------------------------------           ---------------------------------------

CUSIP No. 237891-10-6                                          Page 4 of 8 Pages
------------------------------           ---------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Brian D. Bookmeier
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                         (a)  [  ]
                                                         (b)  [ X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See Instructions)

       00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH            1,054,556*
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,054,556*
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                      [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

       CO
--------------------------------------------------------------------------------
*Damon Testaverde and Brian D. Bookmeier, members of the Board of Directors of TekInsight.Com, Inc. ("Tek"), were each named as proxy to vote certain shares of the common stock of Data Systems Network Corporation ("DSNC") with respect to certain matters relating to the merger of DSNC with and into a wholly-owned subsidiary of Tek.
                                       -4-

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to shares of the Common Stock, par value $.01 per share (the "Common Stock"), of Data Systems Network Corporation (the "Issuer" or "DSNC"). The Issuer's principal executive office is located at 34705 West 12 Mile Road, Suite 300, Farmington Hills, Michigan 48331.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by TekInsight.Com, Inc. ("Tek"), Damon Testaverde and Brian D. Bookmeier in connection with (a) an Agreement and Plan of Merger, dated as of February 18, 2000 (the "Merger Agreement"), by and among Tek, its wholly owned subsidiary Astratek, Inc. ("Astratek"), and DSNC pursuant to which DSNC will merge with and into Astratek, and (b)(i) the Voting Agreement, dated as of February 18, 2000 (the "Voting Agreement"), among Tek, Astratek, DSNC, Michael W. Grieves and Gregory D. Cocke (the "DSNC Stockholders"), (ii) two Irrevocable Proxies, dated as of February 18, 2000 (the "Proxies"), by each of the DSNC Stockholders in favor of Tek and each of Damon Testaverde and Brian D. Bookmeier (the "Proxyholders"), and (iii) the Affiliate Agreement, dated as of February 18, 2000 (the "Affiliate Agreement"), among Tek, DSNC and each of the DSNC Stockholders, which grant each of the Proxyholders the right, as proxy (with full power of substitution), for and in the name, place and stead of the DSNC Stockholders, to vote such Stockholders' shares of Common Stock at any special meeting of the stockholders of DSNC, and any adjournments thereof, called for the purpose of adopting and approving the Merger Agreement, and to execute any consents in lieu thereof. The Merger Agreement is incorporated by reference as an exhibit to this Schedule 13D. The Voting Agreement, the two Proxies and the Affiliate Agreement are filed as exhibits to, and are incorporated by reference in, this Schedule 13D.

         Tek is organized as a corporation under the laws of the State of Delaware, and its principal business address is 5 Hanover Square, 24th Floor, New York, New York 10004. Tek is a technology development and service company, with a specialization in Internet, networking and e-commerce solutions. The names, business addresses, principal occupations and citizenship of the directors and executive officers of Tek are set forth in ANNEX A hereto and are incorporated herein by reference.

         Damon Testaverde is President of The Damon Group and a member of the Board of Directors of Tek. His business address is 580 Oakdale Street, Staten Island, New York 10312. Mr. Testaverde is a citizen of the United States.

         Brian D. Bookmeier is Vice-President of Seven Sons, Inc., d/b/a Las Vegas Gold & Tennis, and a member of the Board of Directors of Tek. His business address is 42663 Ford Road, Canton, Michigan 48187. Mr. Bookmeier is a citizen of the United States.

         None of Tek, the Proxyholders or Tek's directors or executive officers has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In consideration of and as a condition to Tek entering into the Merger Agreement, the Proxyholders have each been appointed proxy (with full power of substitution), for and in the name, place and stead of the DSNC Stockholders, to vote such Stockholders' shares of Common Stock at any special meeting of the stockholders of DSNC, and any adjournments thereof, called for the purpose of adopting and approving the Merger Agreement, and to execute any consents in lieu thereof.

ITEM 4.  PURPOSE OF TRANSACTION

         On February 18, 2000, Tek, Astratek and DSNC entered into the Merger Agreement pursuant to which DSNC will merge with and into Astratek. Under the terms of the Merger Agreement, the Certificate of Incorporation, By-laws, officers and directors of Astratek shall, following consummation of the transactions contemplated by the Merger Agreement, continue to be the Certificate of Incorporation, By-laws, officers and directors of the surviving corporation. DSNC stockholders will receive a varying purchase price for their shares of Common Stock which will equal, in the aggregate, $12,500,000 if the market price of the Common Stock (the "Market Price") at the time of the closing is less than $5.00 per share, $16,000,000 if the Market Price is between $5.00 and $7.00 per share, and $18,000,000 if the Market Price is over $7.00 per share. The purchase price will be delivered to DSNC's stockholders through the distribution of a number of shares of a new class of Tek Convertible Preferred Stock, par value $.01 per share (the "Convertible Preferred Stock"), proposed to be listed on the Nasdaq Small Cap market, with the number of such shares to be found by dividing the applicable purchase price by the Market Price at the time of the closing. The Merger Agreement is subject to approval by the stockholders of each of DSNC and Tek, acceptance by Nasdaq for the listing of the Convertible Preferred Stock, and additional customary closing conditions. The Merger Agreement may be terminated under certain circumstances, including if (a) DSNC or Tek does not obtain the required stockholder and/or Nasdaq approval, (b) the merger is not consummated by June 30, 2000, (c) the Market Price falls below $2.00 per share, (d) Tek's Board of Directors accepts or recommends a superior proposal, or (e) a tender or exchange offer relating to DSNC securities is accepted by more than 50% of the outstanding shares of Common Stock. The terms of the Merger Agreement are incorporated herein by reference.

         Tek, DSNC and each of the DSNC Stockholders entered into the Voting Agreement as a condition of Tek entering into the Merger Agreement. Pursuant to the terms of the Voting Agreement, the DSNC Stockholders have each agreed to vote all of their shares of DSNC Common Stock, including shares acquired after the date thereof, (a) in favor of the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, (b) against any action or agreement that would compete with, impede, interfere with or attempt to discourage the Merger Agreement or inhibit the timely consummation of the Merger Agreement or the transactions contemplated by the Merger Agreement, and (c) against any other merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale of any material assets of DSNC.

         Each of the DSNC Stockholders executed a Proxy in favor of each of the Proxyholders pursuant to which each of the DSNC Stockholders appointed each of the Proxyholders to act as proxy (with full power of substitution), for and in the name, place and stead of the DSNC Stockholders, to vote their DSNC Common Stock at any special meeting called for the purpose of adopting and approving the Merger Agreement and to execute any consents in lieu thereof. The Proxies will terminate upon the termination of the Merger Agreement.

         Tek, DSNC and each of the DSNC Stockholders executed the Affiliate Agreement pursuant to which each DSNC Stockholder agreed to certain limitations on resales of their shares of DSNC Common Stock. The Affiliate Agreement will terminate upon the termination of the Merger Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


                                 Shares Owned Beneficially               Power to Vote         Power to Direct Disposition
REPORTING PERSON            CLASS         NUMBER     % OF CLASS        SOLE       SHARED           SOLE        SHARED
----------------            -----         ------     ----------        ----       ------           ----        ------

TekInsight.Com, Inc. (1)   Common       1,054,556      19.0%           0          1,054,556         0           0
Damon Testaverde (1)       Common       1,054,556      19.0%           0          1,054,556         0           0
Brian D. Bookmeier (1)     Common       1,054,556      19.0%           0          1,054,556         0           0


         (1) Tek and each of the Proxyholders were each named as proxy to vote certain shares of the DSNC Common Stock with respect to certain matters relating to the merger of DSNC with and into Astratek.

         The percentages of ownership set forth in this Schedule 13D are based upon 5,509,224 shares of the Issuer's Common Stock outstanding as of December 31, 1999

         Each of Tek and each Proxyholder declares that the filing of this
Schedule 13D shall not be construed as an admission that such person is, for the purposes of Section 13(d) of the Act, the beneficial owner of any DSNC Common Stock, as to which he or it disclaims beneficial ownership.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the Merger Agreement, the Voting Agreement, the Proxies and the Affiliate Agreement described in response to Item 4 (which response is incorporated in this Item 6 by reference) and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the DSNC Common Stock or, to the best knowledge of Tek, among any of Tek's executive officers and directors and any other person, with respect to the DSNC Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Joint Filing Agreement, dated as of March 8, 2000, among Tek and each of the Proxyholders.

         2. Agreement and Plan of Merger, dated as of February 18, 2000, among Tek, Astratek and DSNC - incorporated herein by reference to EXHIBIT 2.1 of Tek's Current Report on Form 8-K as filed on February 29, 2000.

         3. Voting Agreement, dated as of February 18, 2000, among Tek, DSNC and each of the DSNC Stockholders.

         4. Irrevocable Proxy, dated as of February 18, 2000, by Michael W. Grieves in favor of Tek and each of the Proxyholders.

         5. Irrevocable Proxy, dated as of February 18, 2000, by Gregory D. Cocke in favor of Tek and each of the Proxyholders.

         6. Affiliate Agreement, dated as of February 18, 2000, among Tek, DSNC and each of the DSNC Stockholders.

SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 8, 2000                                    /s/Damon Testaverde
                                                        -----------------------
                                                         Damon Testaverde


Date:  March 8, 2000                                     /s/Brian D. Bookmeier
                                                         -----------------------
                                                         Brian D. Bookmeier


Date:  March 8, 2000                                     TEKINSIGHT.COM, INC.

                                                         By:/s/Michael Niles
                                                           ---------------------
                                                           Michael Niles
                                                           Secretary

                                   Schedule A

EXECUTIVE OFFICERS OF TEKINSIGHT.COM, INC. (all with business addresses at 5 Hanover Square, 24th Floor, New York, New York 10004):

Name                 Citizen               Title

Stephen Ross         United States         President and Chief Executive Officer
Alexander Kalpaxis   United States         Execute Vice President and Chief
                                           Technology Officer
Michael Niles        United States         Secretary





NON-EXECUTIVE DIRECTORS OF TEKINSIGHT.COM, INC. (all with business addresses at 5 Hanover Square, 24th Floor, New York, New York 10004):

Damon Testaverde                         United States
Brian D. Bookmeier                       United States
James Linesch                            United States
Alexander Kalpaxis                       United States